

March 17, 2014

Via E-mail
Joseph Mangiapane, Jr.
Chief Executive Officer
Rubicon Financial Incorporated
18872 MacArthur Boulevard, First Floor
Irvine, CA 92612

> **Re: Rubicon Financial Incorporated**
> **Form 10-K for Fiscal Year Ended December 31, 2012**
> **Filed March 29, 2013**
> **File No. 000-29315**

Dear Mr. Mangiapane:

We have reviewed your response dated March 12, 2014 and have the following comment. Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

Form 10-K for Fiscal Year Ended December 31, 2012

Item 11. Executive Compensation

1.   We note your response to prior comment one. We also note from your filings that you operate primarily through NCS and that you conduct all of your revenue generating operations through NCS. Given the relationship between you and NCS, it is unclear from your response how you concluded that the president and chief executive officer of NCS did not perform policy making functions for you. Please confirm that you will include NCS executives in the summary compensation table, as appropriate, in future filings.

Please contact Michael Seaman at (202) 551-3366 with any questions.

Sincerely,

/s/ Michael Seaman for

Suzanne Hayes
Assistant Director